Exhibit 99.45

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS REPORTS RECORD Q2, 2012 REVENUE OF $48.2 MILLION

Vancouver, Canada — June 14, 2012 - Coastal Contacts Inc. (“Coastal” or “the Company”) (TSX: COA; NASDAQ OMX: COA) the planet’s biggest online eyewear company today announced its financial results for the second fiscal quarter ended April 30, 2012.

During the second quarter of fiscal 2012 Coastal Contacts generated record revenues of $48.2 million dollars and EBITDA of $0.9 million.

Mr. Roger Hardy, Coastal’s Founder and CEO, commented, “We are pleased with our progress in a number of operational and strategic areas during the second quarter of 2012. Growing the glasses business to $46 million for the trailing twelve months, an increase of 67% compared to the previous period makes us the clear category leader.

Our core contact lens business showed steady organic growth in the quarter, providing a predictable stream of earnings. The glasses category showed a significant increase in units shipped year-over-year, and we continue to focus on investment in this rapidly growing category. Our team did an outstanding job elevating our brand with customers and improving the customer service offering across the board. Our strategy to introduce customers to “a better way to buy eyewear” generated record glasses results. Our execution around delivering eyewear to customers continues to improve, resulting in improved customer ratings and greater awareness of this new category. It was a great heads down quarter of generating new orders, growing awareness and improving service to customers.”

Some highlights of the quarter:

•                  Record second quarter sales of $48.2 million

•                  Total order volume was approximately 584,000 orders, a 14% increase

•                  Total glasses shipped increased 40% to 263,000 units

•                  Glasses shipped into U.S. market increased 64% to 126,000 units, representing 48% of total glasses units shipped in the quarter

•                  Total glasses sales in the quarter increased to $12.2 million

•                  Total contact lens sales increased 7% to $36.0 million

•                  Coastal grew its base of vision corrected customers grew by 27% to approximately 3.8 million compared to 3.0 million year over year

•                  Coastal’s designer brands of eyewear comprised 70% of total units glasses shipped

•                  Coastal’s proprietary Splash brand of contact lens comprised 5% of total contact lens units shipped

Mr. Hardy commented, “It’s been an exciting year so far at Coastal as we served more than one million customers during the first six months of fiscal 2012. It’s rewarding to see and hear our customers telling the stories of how we have changed the way they will buy eyewear forever. It remains early days in this nascent category.”

We look forward to reporting continued progress in the coming quarters.”

Key financial metrics for the second quarter of 2012 compared to the same period in 2011:

•                  Sales increased in the second quarter to a record $48.2 million, compared to $43.8 million

•                  Gross profit was $20.8 million or 43% of sales, compared to $19.2 million or 44% of sales

•                  Fulfillment expenses remained constant at 10% of sales

•                  Selling and Marketing expenses remained constant at 23% of sales

•                  General and Administration expenses remained constant at 10% of sales

•                  Loss for the period was $0.2 million or $0.00 per share, compared to earnings of $0.1 million or $0.00 per share

•                  Adjusted EBITDA was $0.9 million, compared to $1.0 million

Coastal reported cash and cash equivalents of $13.4 million at the end of the quarter.

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

(Stated in Thousands of Canadian Dollars)

	April 30,	October 31,
	2012	2011

ASSETS
Current assets
Cash and cash equivalents	$13,387	$16,864
Trade and other receivables	6,768	6,013
Inventory	21,700	26,228
Prepaid expenses	3,383	3,125
Income tax receivable	—	79
Total current assets	45,238	52,309
Non-current assets
Deferred tax asset	91	97
Property, equipment and leasehold improvements	8,919	8,960
Intangible assets	10,759	10,882
Goodwill	8,149	8,518
Total non-current assets	27,918	28,457
Total assets	$73,156	$80,766

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$28,264	$36,098
Provisions	1,040	1,057
Income taxes payable	601	—
Finance lease obligation	1,037	2,646
Operating line of credit	3,799	—
Other current liabilities	251	280
Total current liabilities	34,992	40,081
Non-current liabilities
Other long-term liabilities	765	859
Finance lease obligation	1,719	1,911
Long-term operating line of credit	—	1,500
Deferred tax liability	2,996	3,306
Total non-current liabilities	5,480	7,576
Total liabilities	40,472	47,657

Equity
Share capital
Authorized:
Unlimited common shares without par value
Unlimited Class A preferred shares without par value
Issued and outstanding:
56,464,657 common shares [2011- 56,221,157]	41,023	40,667
Share-based payments reserve	3,403	2,934
Accumulated other comprehensive earnings (loss)	(440)	372
Deficit	(11,302)	(10,864)
Total Equity	32,684	33,109
TOTAL LIABILITIES AND EQUITY	$73,156	$80,766

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS) (unaudited)

(Stated in Thousands of Canadian Dollars, except per share amounts)

	Three months ended April 30		Six months ended April 30
	2012	2011	2012	2011

Sales	$48,212	$43,835	$95,061	$84,447
Cost of sales	27,399	24,650	55,232	48,809
Gross profit	20,813	19,185	39,829	35,638

Fulfillment	4,721	4,394	8,874	8,400
Selling and marketing	11,189	10,069	21,303	19,396
General and administration	5,000	4,560	9,692	10,536
Results from operating activities	(97)	162	(40)	(2,694)

Financing costs (income)	(122)	(76)	69	142

Earnings (loss) before income taxes	25	238	(109)	(2,836)

Income tax expense - current	241	193	570	237
Income tax expense (recovery) - deferred	26	(23)	(241)	(759)
Net income tax expense (recovery)	267	170	329	(522)

Net earnings (loss) for the period	(242)	68	(438)	(2,314)

Other comprehensive earnings (loss)
Foreign currency translation differences	(66)	108	(812)	499
Total comprehensive earnings (loss) for the period	$(308)	$176	$(1,250)	$(1,815)

Basic loss per share	$(0.00)	$0.00	$(0.01)	$(0.04)
Diluted loss per share	$(0.00)	$0.00	$(0.01)	$(0.04)

Weighted average number of common shares outstanding - basic	56,419,663	55,146,207	56,342,495	55,283,999
Weighted average number of common shares outstanding - diluted	56,419,663	57,308,463	56,342,495	55,283,999

Coastal Contacts will host a conference call to review the financial results and Company operations on Thursday, June 14, 2012 at 4:30pm ET. Participating in the call will be Roger Hardy, Founder and CEO and Nick Bozikis, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255

Sweden	46 852 503 436

A replay of the call will be available for 7 days. To access the replay listeners may dial:

Local/International	1-800-937-6305
Passcode	540927

The following selected financial information is qualified in its entirety by, and should be read in conjunction with our audited consolidated financial statements for the fiscal year ended October 31, 2011 and accompanying notes and Management’s Discussion and Analysis which may be viewed on SEDAR at www.sedar.com.

Coastal’s risks and uncertainties are discussed in detail in the Company’s Annual Information Form dated December 14, 2011, which is also available on SEDAR.

Adjusted EBITDA as referenced in this news release is a Non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization, share based compensation and restructuring charges. See “Supplemental Non-IFRS Measures” herein.

The following table provides a reconciliation of net income to Adjusted EBITDA:

	For the three months		For the six months ended
	ended April 30,		April 30,
($000’s)	2012	2011	2012	2011

Net earnings (loss)	(242)	68	(438)	(2,314)

Depreciation and amortization	782	635	1,438	1,259
Interest expense, net	110	74	231	135
Income tax expense (recovery)	267	170	329	(522)
Share-based payments expense	264	183	576	360
Foreign exchange (gain) loss	(232)	(151)	(162)	6
Management change costs	—	—	—	2,335
Adjusted EBITDA	949	979	1,974	1,259

Transition to International Financial Reporting Standards

Coastal adopted IFRS for the 2012 fiscal year as required by the CICA Accounting Standards Board. The financial statements, including the fiscal 2011 comparative figures are prepared in accordance with IFRS and IAS 34, Interim Financial Reporting. Reconciliations prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards are provided in note 11 of the unaudited condensed consolidated interim financial statements. The transition to IFRS did not result in a material impact on the Coastal’s business functions or activities.

Supplemental Non-IFRS Measures

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, amortization, depreciation, restructuring cost and share-based compensation expense.

New orders, reorders, shipped orders and active customers are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. New orders are orders shipped to new customers, net of returns. Reorders are orders shipped to returning customers, net of returns.

About Coastal Contacts Inc.:

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastal.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.